[COZEN O'CONNOR LETTERHEAD]

Scott E. Brucker Direct Phone 215-665-3710 Direct Fax 215-701-2410 SBRUCKER@COZEN.COM

February 2, 2007

VIA EDGAR FILING

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Mail Stop: 4561 Attention: Ms. Karen J. Garnett, Assistant Director

Re:	Workstream Inc. Amendment No. 1 to Registration Statement on Form S-3 Registration No. 333-139403 Filed on December 15, 2006

Ladies and Gentlemen:

On behalf of Workstream Inc. (the “Company”), we are transmitting for filing via EDGAR Amendment No. 1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-139403) (“Amendment No. 1”).

Set forth below are the Company’s response to the comment of the Commission staff as set forth in the letter of Karen J. Garnett, Assistant Director, dated January 3, 2007 with respect to the Company’s Registration Statement on Form S-3 filed December 15, 2006 (the “Registration Statement”). For ease of reference, we have set forth the staff’s comment followed by the Company’s response.

Enclosed with this letter are four clean and four marked courtesy copies of Amendment No. 1 setting forth changes made in the Registration Statement.

Securities and Exchange Commission
February 2, 2007

Undertakings

1. Please revise this section to include the undertaking required by Item 512(a)(5) of Regulation S-K.

The Company has revised the Undertakings section of the Registration Statement as requested.

General

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered by this letter, please contact the undersigned at (215) 665-3710.

Sincerely, COZEN O’CONNOR

By:	/s/ Scott E. Brucker
Scott E. Brucker